UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

SDCL EDGE Acquisition Corporation

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Titles of Class of Securities)

G79471101

(CUSIP Number)

November 2, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G79471101	SCHEDULE 13G	Page 2 of 6

1	NAMES OF REPORTING PERSONS
Sustainable Investors Fund, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
- 0 -

	6	SHARED VOTING POWER
2,000,000 (1)

	7	SOLE DISPOSITIVE POWER
- 0 -

	8	SHARED DISPOSITIVE POWER
2,000,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,000,000 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.4% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Amount beneficially owned by Sustainable Investors Fund, LP (“SIF”) consists of 2,000,000 Class A ordinary shares (the “Class A Shares”) of SDCL EDGE Acquisition Corporation (the “Issuer”) acquired in connection with the closing of the Issuer’s initial public offering on November 2, 2021, and excludes (i) 503,125 Class B ordinary shares (the “Class B Shares”) of the Issuer, which are automatically convertible into Class A Shares at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-254238), and (ii) 1,000,000 Class A Shares issuable pursuant to warrants (the “Warrants”) that become exercisable on the later of 30 days after the completion of the Issuer’s initial business combination or 12 months from the closing of the Issuer’s initial public offering.

(2)	Percentage of class beneficially owned by SIF is based on 17,500,000 Class A Shares outstanding, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 2, 2021.

CUSIP No. G79471101	SCHEDULE 13G	Page 3 of 6

1	NAMES OF REPORTING PERSONS
SIF Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
- 0 -

	6	SHARED VOTING POWER
2,000,000 (1)

	7	SOLE DISPOSITIVE POWER
- 0 -

	8	SHARED DISPOSITIVE POWER
2,000,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,000,000 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.4% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Amount beneficially owned by SIF Partners, LLC (“SIF Partners”) consists of 2,000,000 Class A ordinary shares (the “Class A Shares”) of SDCL EDGE Acquisition Corporation (the “Issuer”) acquired in connection with the closing of the Issuer’s initial public offering on November 2, 2021, and excludes (i) 503,125 Class B ordinary shares (the “Class B Shares”) of the Issuer, which are automatically convertible into Class A Shares at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-254238), and (ii) 1,000,000 Class A Shares issuable pursuant to warrants (the “Warrants”) that become exercisable on the later of 30 days after the completion of the Issuer’s initial business combination or 12 months from the closing of the Issuer’s initial public offering.

(2)	Percentage of class beneficially owned by SIF Partners is based on 17,500,000 Class A Shares outstanding, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 2, 2021.

CUSIP No. G79471101	SCHEDULE 13G	Page 4 of 6

Item 1(a)	Name of Issuer:

SDCL EDGE Acquisition Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1120 Avenue of the Americas, 4th Floor, New York, NY 10036

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed on behalf of Sustainable Investors Fund, LP, a Delaware limited partnership ( “SIF”) and SIF Partners, LLC, a Delaware limited liability company (“SIF Partners” and, collectively with SIF, the “Reporting Persons”). SIF Partners is the general partner of SIF.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of the Reporting Persons is 250 University Ave, Suite 300, Palo Alto, CA, 94301.

Item 2(c).	Citizenship:

See responses to Item 4 on cover page.

Item 2(d).	Titles of Classes of Securities:

Class A ordinary shares, par value $0.0001 per share.

Item 2(e).	CUSIP Number:

G79471101

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

Not Applicable.

Item 4.	Ownership

The information required by Items 4(a) – (c) is set forth in Rows 5 through 11 of the cover page for each Reporting Person and incorporated herein by reference for each such Reporting Person.

SIF acquired 2,000,000 units of the Issuer (“Units”) in the Issuer’s initial public offering, with each Unit consisting of one Class A Share and one-half of a warrant to purchase one Class A Share. By virtue of holding the Units, SIF directly holds 2,000,000 Class A Shares.

In connection with the closing of the Issuer’s initial public offering, SIF also acquired 503,125 of the Issuer’s Class B Shares, which are automatically convertible into Class A Shares at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-254238).

In addition, by virtue of holding the Units, SIF also directly holds warrants to purchase 1,000,000 Class A Shares (“Warrants”). The Warrants have an exercise price of $11.50 per Class A Share and are exercisable on the later of 30 days after the completion of the Issuer’s initial business combination or 12 months from the closing of the Issuer’s initial public offering, and will expire five years after the completion of the Issuer’s initial business combination or earlier upon redemption or the Issuer’s liquidation.

CUSIP No. G79471101	SCHEDULE 13G	Page 5 of 6

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. G79471101	SCHEDULE 13G	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2021

Sustainable Investors Fund, LP

By:	SIF Partners, LLC
its	General Partner

By:	/s/ Eric Techel
Name: Eric Techel
Title: Manager

SIF Partners, LLC

By:	/s/ Eric Techel
Name: Eric Techel
Title: Manager

Exhibit A

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

In accordance with Rule 13d-1(k), the undersigned acknowledge and agree that the foregoing statement on Schedule 13G with respect to Class A ordinary shares, par value $0.0001 per share, of SDCL EDGE Acquisition Corporation, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning such person contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that such person knows or has reason to believe that such information is inaccurate.

Dated: November 12, 2021

Sustainable Investors Fund, LP

By:	SIF Partners, LLC
its	General Partner

By:	/s/ Eric Techel
Name: Eric Techel
Title: Manager

SIF Partners, LLC

By:	/s/ Eric Techel
Name: Eric Techel
Title: Manager